U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of DECEMBER 2002

                          Commission File Number 1-4192

                         DTA HOLDING AKTIENGESELLSCHAFT
             (Exact Name of Registrant as specified in its charter)


                  PEINER STRABE 8, 30519 HANNOVER, GERMANY
                               (Address of office)

                              DIGITALE TELEKABEL AG
                                  (Former name)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                  ----------------
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                  ----------------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes               No    X
                                -----            -----


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-
                                       ----------------

                         DTA HOLDING AKTIENGESELLSCHAFT
                        (FORMERLY DIGITALE TELEKABEL AG)
                                 BALANCE SHEETS
                                   -UNAUDITED-


                               JUNE 30, 2002     DECEMBER 31, 2001
                               -------------     -----------------
                                    E                   E
                                    -                   -

ASSETS, CURRENT
Cash                                  57,866                59,543
Tax Refund Receivable                      -                61,094
Receivables from Affiliated
  Companies                        3,320,701             3,250,893
Other Current Assets                  87,805               165,738
                               -------------     -----------------

TOTAL ASSETS                       3,466,372             3,537,268
                               =============     =================



LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES, CURRENT
Accounts Payable                       5,534                28,555
Bank Overdraft                             -                   841
Tax Liabilities                            -               103,411
Payable to an Affiliated
  Company                             10,000                     -
Other Payables                        31,235                26,075
                               -------------     -----------------

TOTAL LIABILITIES                     46,769               158,882
                               -------------     -----------------


STOCKHOLDERS' EQUITY
Capital Stock, E2.56 (DM 5.00)
  Par Value
750,000 Ordinary
  Shares Issued
Capital Subscribed                 1,917,345             1,917,345
Additional Paid-in Capital         2,225,497             2,225,497
Accumulated Deficit                 (723,239)             (764,456)
                               -------------     -----------------
TOTAL STOCKHOLDERS' EQUITY         3,419,603             3,378,386
                               -------------     -----------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY             3,466,372             3,537,268
                               =============     =================



See  Notes  to  the  Financial  Statements.

                         DTA HOLDING AKTIENGESELLSCHAFT
                        (FORMERLY DIGITALE TELEKABEL AG)
                             STATEMENT OF OPERATIONS
                                   -UNAUDITED-


                                  JANUARY 1, 2002 -      JANUARY 1, 2001 -
                                  -----------------      -----------------
                                    JUNE 30, 2002          JUNE 30, 2001
                                    -------------          -------------
                                          E                      E
                                          -                      -

REVENUES

Sales                                           -                390,062
Gain on sale of equipment                       -              1,469,698
Other income                               12,768                 66,725
                                  ---------------        ---------------
TOTAL REVENUES                             12,768              1,926,485
                                  ---------------        ---------------

OPERATING EXPENSES
General and administrative                 41,201                384,558
Depreciation Expense                            -                119,438
                                  ---------------        ---------------

TOTAL OPERATING EXPENSES                   41,201                503,996
                                  ---------------        ---------------

PROFIT (LOSS) BEFORE INTEREST,
  INCOME FROM INVESTMENTS AND
  INCOME TAX                              (28,433)             1,422,489

Income from Investments                         -                    282
Interest income                            69,821                 16,909
Interest expense                             (171)                (7,670)
                                  ---------------        ---------------

Profit before taxes                        41,217              1,432,010
Income Tax                                      -                      -
                                  ---------------        ---------------

Net Profit                                 41,217              1,432,010
                                  ===============        ===============

Earnings Per Ordinary Share                  0.05                   1.91
                                  ===============        ===============

Number of Ordinary Shares
 Outstanding                              750,000                750,000
                                  ===============        ===============



See  Notes  to  the  Financial  Statements.

                         DTA HOLDING AKTIENGESELLSCHAFT
                        (FORMERLY DIGITALE TELEKABEL AG)
                            STATEMENTS OF CASH FLOWS
                                   -UNAUDITED-


                                  JANUARY 1, 2002 -      JANUARY 1, 2001 -
                                  -----------------      -----------------
                                    JUNE 30, 2002          JUNE 30, 2001
                                    -------------          -------------
                                          E                      E
                                          -                      -
OPERATING ACTIVITIES

Net Income                                 41,217              1,432,010


Adjustment to Reconcile Net Income
to Net Cash Provided by Operating
Activities:
  Depreciation                                  -                119,438

CHANGES IN ASSETS AND LIABILITIES
  (Increase) Decrease in:
    Accounts Receivable                         -                (30,260)
    Prepaid Expenses                            -                    765
    Tax Refund Receivable                  61,094                 71,601
    Other Current Assets                   77,933                 26,934
    Receivable from Affiliated
      Companies                           (69,808)            (2,959,285)

  Increase (Decrease) in:
    Accounts Payable                      (23,021)               (56,473)
    Accrued Expenses                            -                (20,189)
    Tax Liabilities                      (103,411)               499,969
    Payable to an Affiliated
      Company                              10,000               (100,517)
    Other Current Liabilities               5,160               (281,393)
                                     ------------          -------------

CASH USED IN OPERATING ACTIVITIES            (836)            (1,297,400)
                                     ------------          -------------

INVESTING ACTIVITIES
  Sale and Disposal of Equipment
   and Intangible Assets (net)                  -              2,227,721
  Cable Network in Progress                     -                 77,308
                                     ------------          -------------

CASH PROVIDED BY INVESTING
  ACTIVITIES                                    -              2,305,029
                                     ------------          -------------

Financing Activities:
  Bank Overdraft                             (841)                     -
  Loans                                         -             (1,022,584)
                                     ------------          -------------

CASH USED IN FINANCING ACTIVITIES            (841)            (1,022,584)

  Net Decrease in Cash                     (1,677)               (14,955)

  Cash, Beginning of Period                59,543                 33,449
                                     ------------          -------------

  Cash, End of Period                      57,866                 18,493
                                     ============          =============

SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION
  Cash paid during the period
   Interest                                    171                       -
   Income Taxes                                  -                       -


See  Notes  to  the  Financial  Statements.

                         DTA HOLDING AKTIENGESELLSCHAFT
                        (FORMERLY DIGITALE TELEKABEL AG)
                        NOTES TO THE FINANCIAL STATEMENTS
                                   -UNAUDITED-


(1)     BASIS  OF  PRESENTATION

The interim period financial statements have been prepared by DTA Holding Aktiengesellschaft (the "Company") in accordance with generally accepted accounting principles ("GAAP") applicable in the United States. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the most recent annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report on Form 20-F. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

(2)     CHANGE  OF  COMPANY'S  NAME

At the September 24, 2002 meeting of shareholders, the shareholders approved, among other things, the change of the name of the Company from "Digitale Telekabel AG" to "DTA Holding Aktiengesellschaft". The name change became effective December 9, 2002 when it was entered into the commercial register in Germany.

(3)     EARNINGS  PER  ORDINARY  SHARE

Earnings per ordinary share is based on the 750,000 ordinary shares issued and outstanding during the six-month periods ended June 30, 2002 and 2001, respectively.

(4)     CHANGE  IN  REPORTING  CURRENCY

Effective from January 1, 2002, the German government officially adopted the Euro to replace the German deutschmark as its legal currency. Accordingly, the Company uses the Euro as its reporting currency and all comparative amounts have been restated to Euros at the fixed exchange rate of Euro 1 to German deutschmark 1.95583.

(5)     COMMITMENTS

OPERATING LEASE - The Company leases office space located in Frankfurt, Germany, pursuant to the terms of a ten year lease. The office location in Frankfurt was sub-rented by rental agreements which expired June 2002.

(6)     DIFFERENCES  BETWEEN  GERMAN  GAAP  AND  U.S.  GAAP

The U.S. GAAP applied in the preparation of the financial statements differs in some respects from German GAAP.

Under German GAAP, the expenses relating to the Company's initial public offering of E 556,591 are part of the German statement of operations. For this reason the accumulated deficit in conformity with German GAAP is E 1,279,830 as at June 30, 2002 (E 1,321,047 as at December 31, 2001). For the same reason, the additional paid-in capital according to German GAAP amounts to E 2,782,088 as at June 30, 2002 and December 31, 2001, respectively.

(7)  SUBSEQUENT  EVENTS

On October 1, 2002, the Company acquired from an affiliated company a 17.23-acre property in Washington State in the United States for a purchase price of U.S. $2.65 million, comprised of a cash payment of approximately U.S. $2.2 million and an assumption of U.S. $0.4 million in liabilities. The property has been under development by its previous owner as a combined mini-storage, warehouse and office facility.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant       DTA  Holding  Aktiengesellschaft
                 --------------------------------

By               /s/ Michael J. Smith
                 --------------------------------
                 MICHAEL  J.  SMITH,  MEMBER  OF
                 MANAGEMENT  BOARD

Date             December  30,  2002
                 -------------------